Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and Six Months Ended June 30, 2017

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

Page | 2

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2016. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee approves the unaudited condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“David Whittle”	“Perry Ing”
David Whittle	Perry Ing
Interim President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

August 9, 2017

Page | 3

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		June 30,	December 31,
	Notes	2017	2016
ASSETS
Current assets
Cash		$11,866	$6,844
Amounts receivable	5	1,360	2,036
Prepaid expenses and other		652	1,318
Inventories	6	83,947	11,730
		97,825	21,928

Restricted cash	7	89,504	83,878
Financing costs		324	1,902
Property, plant and equipment	8	669,814	676,053

Total assets		$857,467	$783,761

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$16,338	$16,153
Derivative liabilities		1,282	2,912
Current portion of loan facility	9	90,618	33,287
		108,238	52,352

Loan facility	9	354,626	392,616
Derivative liabilities		145	97
Payable to De Beers Canada	8 & 15	47,721	–
Decommissioning and restoration liability		24,547	24,266

Shareholders' equity:
Share capital	11	475,172	472,995
Share-based payments reserve	11	5,191	5,018
Deficit		(158,173)	(163,583)

Total shareholders' equity		322,190	314,430

Total liabilities and shareholders' equity		$857,467	$783,761

Going concern	1
Commitments and Contingencies	8, 9 & 14

On behalf of the Board:

“David Whittle”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 4

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Six months ended	Six months ended
	Notes	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Sales		$27,648	$–	$27,648	$–
Cost of sales:
Production costs		6,969	–	6,969	–
Cost of acquired diamonds		3,806	–	3,806	–
Depreciation and depletion		5,094	–	5,094	–

Earnings from mine operations		11,779	$–	11,779	$–
Selling, general and administrative expenses	12	4,116	1,204	7,544	2,372

Operating income (loss)		7,663	(1,204)	4,235	(2,372)
Net finance income (expenses)	10	(11,376)	49	(15,139)	110
Derivative gains (losses)		(15)	(625)	780	799
Foreign exchange gains		11,260	1,406	15,489	19,909
Other income		22	22	45	45

Net income (loss) and comprehensive income (loss) for the period		$7,554	$(352)	$5,410	$18,491

Basic and diluted earnings (loss) per share	11(iv)	$0.05	$(0.00)	$0.03	$0.12

Basic weighted average number of shares outstanding		160,173,833	159,705,207	160,142,037	159,692,020

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 5

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Total
Balance, January 1, 2016		159,678,833	$472,286	$4,776	$(168,381)	$308,681
Net income for the period		–	–	–	18,490	18,490
Issuance of common shares - exercise of options		100,000	357	–	–	357
Fair value of options exercised from share-based payments reserve		–	113	(113)	–	–
Share-based payment expense		–	–	38	–	38
Balance, June 30, 2016		159,778,833	$472,756	$4,701	$(149,891)	$327,566

Balance, January 1, 2017		159,818,833	$472,995	$5,018	$(163,583)	314,430
Net income for the period		–	–	–	5,410	5,410
Share-based payment expense		–	–	773	–	773
Issuance of common shares - exercise of options	11(iii)	355,000	1,577	–	–	1,577
Fair value of share options exercised from share-based payments reserve		–	538	(538)	–	–
Issuance of common shares - Restricted Share Unit vesting		10,000	62	(62)	–	–
Balance, June 30, 2017		160,183,833	$475,172	$5,191	$(158,173)	$322,190

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 6

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

	Six months ended	Six months ended
	June 30, 2017	June 30, 2016
Cash provided by (used in):
Operating activities:
Net income for the period	$5,410	$18,491

Adjustments:
Net financing (income) expenses	15,139	(110)
Depreciation and depletion	5,104	7
Share-based payment expense	773	38
Derivative gain	(780)	(799)
Foreign exchange gain	(15,489)	(19,909)
Changes in non-cash operating working capital:
Amounts receivable	676	9
Prepaid expenses and other	666	(335)
Inventories	(54,658)	(12,455)
Accounts payable and accrued liabilities	183	(564)
	(42,976)	(15,627)
Investing activities:
Interest received	422	527
Restricted cash	(5,626)	(10,426)
Pre-production sales	67,493	–
Amounts receivable	–	(132)
Capitalized interest paid	(5,451)	(10,760)
Payments for property, plant and equipment	(31,025)	(105,097)
	25,813	(125,888)
Financing activities:
Loan facility	32,403	153,724
Financing costs	(11,832)	(1,940)
Proceeds from option exercises	1,577	357
	22,148	152,141

Effect of foreign exchange rate changes on cash	37	(187)
Increase in cash	5,022	10,439
Cash, beginning of period	6,844	9,082
Cash, end of period	$11,866	$19,521

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 7

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories.

Effective March 1, 2017, the GK Mine declared commercial production.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ under the symbol ‘MPVD’.

These unaudited condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

Under the terms of the Company’s Loan Facility Agreement, the Company is subject to funding of reserve accounts and certain financial covenants as discussed in Note 9. The Loan Facility Agreement also contains material adverse effect clauses. In the absence of amendments or receipt of waivers, non-compliance with reserve funding requirements or other financial covenants, or the occurrence of a material adverse effect event, would be an event of default under the terms of the Loan Facility Agreement.

Commencing on March 31, 2017, the Company was subject to maintaining a cash call reserve account balance based upon certain budgeted amounts which will vary over the term of the Loan Facility. Approximately US$27.9 million was originally required to be deposited in the cash call reserve account on March 31, 2017. On March 27, 2017, the Company received a waiver deferring the requirement to fund the cash call reserve account to May 31, 2017. On May 31, 2017, the Company received an additional waiver extension to August 31, 2017. As conditions of the waiver, certain information must be furnished to the lenders by August 31, 2017 including:  an updated financial model and life of mine plan; a diamond pricing valuation comparison between production to date and historic samples from April 2011 to be prepared by the lender’s independent diamond consultant; and a reconciliation of cumulative diamond production including a statistical comparison of total diamond carats, size and quality. The failure to comply with any of the requirements of the waiver constitutes an event of default.

Under the terms of the Loan Facility Agreement, the Company is required to fund reserve accounts (Note 9) estimated as follows for the period from July 1, 2017 to June 30, 2018:

Date additional funding is required		Funding requirements
September 2017	US	$ 128,000
December 2017		50,900
March 2018		14,400
June 2018		-

At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account (Note 7) to fund a portion of the above reserve accounts. Based on the delay in achieving commercial production and current market prices in the diamond industry, management believes the Company will not be able to comply with the requirement to fully fund these reserve accounts and may not comply with the other financial covenants in the Loan Facility.

Page | 8

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The Company is in active discussion with the lenders to restructure the requirements under the Loan Facility. Management expects to furnish the lenders with the requested information, and discussions with the lenders are in progress regarding amendments to the structure of the Loan Facility. However, the Company also expects to require a further waiver before any such revisions can be completed. There are no assurances the lenders will accommodate further waivers or amendments the Company will seek. If the Company is unable to fully fund the required reserve accounts or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Further, management may seek alternative sources of financing, however, there are no guarantees that the Company may be able to obtain a suitable financing. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The underlying value and recoverability of the amounts shown as “Property, Plant and Equipment” (Note 8) are dependent upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine and may require the Company to impair property, plant and equipment.

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on August 9, 2017.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies used in preparation of these unaudited condensed consolidated interim financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2016 except for changes indicated in Note 3 (i).

These interim financial statements do not include all the disclosures required by International Financial Reporting Standards (”IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2016 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash, short-term investments and derivative assets and liabilities and are presented in thousands of Canadian dollars.

The condensed consolidated interim financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

The Company’s interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

Page | 9

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

3.	Significant accounting policies

Effective March 1, 2017, upon declaring commercial production, the Company transitioned from accounting for certain costs as a development stage company to accounting for certain costs as an operating company. The significant financial reporting changes were as follows: the capitalized costs of the GK Mine were transferred from assets under construction to the relevant asset categories; assets began to be depreciated or depleted consistent with the Company’s accounting policies; capitalization of borrowing costs to assets under construction ceased; capitalization of pre-commercial production operating costs ceased; and mine operating results are recorded in the statement of comprehensive income (loss).

(i)	New accounting policies adopted in the period

(a) Property, plant and equipment

Upon entering commercial production stage, capitalized costs associated with the acquisition of the mineral property or the development of the mine, are amortized using the various methods based in the asset categories as follows:

Corporate assets	two to seven years, straight line
Vehicles	three to five years, straight line
Production and related equipment	three to ten years or life of mine*, straight line or units of production method
General infrastructure	life of mine*, straight line
Earthmoving equipment	estimated hours
Mineral properties	units of production over proven and probable resources
Assets under construction	not depreciated until ready for use

 *Life of mine is estimated at approximately 12 years.

(b) Inventories

Inventories are recorded at the lower of cost and net realizable values. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion. An impairment adjustment is made when the carrying amount is higher than the net realizable value.

Rough diamonds classified as finished goods comprise diamonds that have been subject to the sorting process. Cost is determined on a weighted average cost basis including production costs and value-added processing activity. As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and special diamonds produced at the GK mine are subject to a bid process. Upon a successful bid by the Company, the fancies and specials diamonds will be included in inventories and 51% of the bid amount will be paid to De Beers and capitalized to the cost of inventory. Cost for fancies and specials diamonds is determined on a weighted average cost basis including production costs and value-added processing activity plus the direct cost of acquiring the fancies and specials diamonds from De Beers.

Stockpiled ore represents coarse ore that has been extracted from the mine and is available for future processing. Stockpiled ore value is based on the costs incurred in bringing ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

Supplies inventory are consumable materials.

Page | 10

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

(c) Capitalized stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs. These amounts were capitalized under assets under construction.

It may be also required to remove waste materials and to incur stripping costs during the production phase of the mine. The Company recognizes a stripping activity asset if all of the below conditions are met:

•	It is probable that the future economic benefit (improved access to the component of the ore body) associated with the stripping activity will flow to the Company.
•	The Company can identify the component of the ore body for which access has been improved.
•	The costs relating to the stripping activity associated with that component can be measured reliably.

The Company measures the stripping activity at cost based on an accumulation of costs incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable costs.

After initial recognition, the stripping activity asset is carried at cost less depreciation and impairment losses in the same way as the existing asset of which it is a part.

The stripping activity asset is depreciated over the expected useful life of the identified components of the ore body that becomes more accessible as a result of the stripping activity using the units of production method.

(d) Revenue

The Company early adopted IFRS 15, Revenue from Contracts with Customers, effective January 1, 2017.

The Company utilizes a sales agent to facilitate the sale of rough and/or fancies and specials diamonds to the end-customer. The Company recognizes revenue when consideration has been received by the Company’s sales agent, which represents the completion of the performance obligation of the Company.

As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and specials diamonds produced at the GK mine are subject to a bid process. When De Beers is the successful bidder, the Company recognizes 49% of the bid price as revenue at the completion of the bid process, as De Beers receives the fancies and specials diamonds.

(e) Statement of cash flows

In January 2016, the IASB issued an amendment to International Accounting Standard 7 (“IAS 7”), Statement of Cash Flows. The amended standard introduced additional disclosure requirements for liabilities arising from financing activities. The amendment is effective for annual periods beginning on or after January 1, 2017. The adoption of the amendment to IAS 7 did not have an effect on the condensed consolidated interim financial statements for the current period.

Page | 11

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

(ii)	Standards and amendments to existing standards

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Share-based payments

In June 2016, the IASB issued amendments to International Financial Reporting Standard 2, Share-based Payment (“IFRS 2”). IFRS 2 is effective for periods beginning on or after January 1, 2018 and is to be applied prospectively. The amendments clarify the classification and measurement of share-based payment transactions. Management is currently assessing the impact of the amendment to IFRS 2 on the consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the impact of adopting IFRS 9 on the consolidated financial statements along with timing of adoption of IFRS 9.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on balance sheet. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments and/or estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. The key areas where judgements, estimates and assumptions have been made are summarized below.

i)        Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)       Impairment analysis - mineral properties

As required under IAS 36 - Impairment of Assets, the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at June 30, 2017 no indicator of an impairment in the carrying value of its mineral properties had occurred.

Page | 12

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

b)       Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels;
•	the ability to sustain ongoing production of ore; and
•	the ability to operate the plant as intended.

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision, which required significant judgment.

ii)       Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.

5.	AMOUNTS RECEIVABLE

	June 30,	December 31,
	2017	2016
GST/HST receivable	$983	$1,659
Other receivable	377	377
Total	$1,360	$2,036

6.       INVENTORIES

	June 30,	December 31,
	2017	2016
Ore stockpile	$7,898	$–
Rough diamonds	42,883	–
Supplies inventory	33,166	11,730
Total	$83,947	$11,730

Depreciation and depletion included in inventories at June 30, 2017 is $17,559.

Page | 13

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

7.       RESTRICTED CASH

Total restricted cash of $89,504 at June 30, 2017 (December 31, 2016 - $83,878) included $65,952 held in a restricted cost overrun account and $23,552 held in restricted proceeds and other reserve accounts under the terms of the loan facility (Note 9). The amounts held in the restricted cost overrun reserve account are restricted for the use of funding potential cost overruns of the GK Mine and for the minimum reserve accounts, and the use of this account must be approved by the lenders under the Loan Facility agreement (Note 9). At September 30, 2017, any remaining amounts held in the restricted cost overrun reserve account must be used to fund the other reserve accounts, in accordance with the Loan Facility agreement. The amounts held in the restricted proceeds and other reserve accounts are restricted for the use of funding the Company’s share of expenditures for the GK Mine, and other Loan Facility requirements. The restricted proceeds accounts are expected to be used to fund the Company’s share of expenditures in the third quarter of 2017 and interest payments on the Loan Facility.

8.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at June 30, 2017 and December 31, 2016 are as follows:

	Property,	Assets under
	plant and equipment	construction	Total
Cost
At January 1, 2016	$90,625	$377,283	$467,908
Decommissioning and restoration adjustment	726	–	726
Additions	585	213,397	213,982
At December 31, 2016	91,936	590,680	682,616
Additions*	56,794	(40,158)	16,636
Transfers	541,620	(541,620)	–
At June 30, 2017	$690,350	$8,902	$699,252

Accumulated depreciation
At January 1, 2016	$(4,651)	$–	$(4,651)
Depreciation	(1,912)	–	(1,912)
At December 31, 2016	(6,563)	–	(6,563)
Depreciation and depletion	(22,875)	–	(22,875)
At June 30, 2017	$(29,438)	$–	$(29,438)

Carrying amounts
At December 31, 2016	$85,373	$590,680	$676,053
At June 30, 2017	$660,912	$8,902	$669,814

*Included in the additions of assets under construction for the six months ended June 30, 2017 is $10,168 (December 31, 2016 - $34,750) of borrowing and other costs, and is net of $67,493 (December 31, 2016 - $3,622) of pre-production sales. Amounts were transferred to their appropriate asset class upon the declaration of commercial production.

Page | 14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The Company’s mineral asset, the GK Mine, declared commercial production on March 1, 2017.

The Company holds a 49% interest in the GK Mine, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). Under the 2009 agreement the Company agreed to pay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs.

To date the Company has paid $34.6 million of the historic sunk costs.

Amounts remaining to be paid is the balance of approximately $24.4 million plus accumulated interest due September 1, 2018. At June 30, 2017, accumulated interest is approximately $23.3 million plus the principal balance of $24.4 million is included in the payable to De Beers Canada on the condensed consolidated interim balance sheet. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

2435386 Ontario Inc. has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the payments described above.

Between 2014 and 2016, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at June 30, 2017, the Company’s share of the letters of credit issued were $23,419 (December 31, 2016 - $23,419).

9.	LOAN FACILITY

On April 2, 2015, the Company through its subsidiary 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., the Bank of Nova Scotia (Scotiabank) and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The lenders hold security over the Company’s 49% interest in the GK Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5%. The Loan Facility has a drawdown schedule that commenced on April 7, 2015 and ends on September 30, 2017 to correspond with the projected construction period and the required interest payments under the Loan Facility up to September 30, 2017. At March 31, 2017, the Company was subject to maintaining a cash call reserve account balance in the amount of approximately US$27.9 million. On March 27, 2017, the lenders provided a waiver indicating the amount was to be funded by May 31, 2017. On May 31, 2017, the Company received an additional waiver extension to August 31, 2017. At September 30, 2017, certain financial covenants related to servicing the debt, as defined by the Loan Facility agreement, become effective.

Page | 15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The table below describes the initial funding of minimum reserve balance requirements by quarter:

		September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	Total
Cash call reserve account*	US	$27,900	$–	–	–	$27,900
Sunk cost reserve account**		43,000	–	–	–	43,000
Debt service reserve account		57,100	32,700	–	–	89,800
Environment reclamation reserve account		–	18,200	14,400	–	32,600
	US	$128,000	$50,900	$14,400	$–	$193,300

*The amount was to be funded by March 31, 2017. On March 27, 2017, the lenders provided a waiver indicating the amount was to be funded by May 31, 2017. On May 31, 2017, the Company received an additional waiver extension to August 31, 2017.

** The sunk cost reserve account is to be funded by September 1, 2017.

Cash call reserve account minimum balance represents the cash calls expected to be paid to the Operator in the next three months.

Sunk cost reserve account minimum balance represents the total expected sunk cost payments to the Operator as described in note 8.

Debt service reserve account minimum balance represents the principal and interest payments on the loan facility expected to be paid to the lenders in the next nine months.

Environment reclamation reserve account minimum balance represents the Company’s share of all letters of credit issued and expected to be issued in the next nine months to any Government agency pursuant to any environmental or social permit.

As discussed in Note 1, based on the delay in achieving commercial production and current market prices in the diamond industry, management believes the Company will not be able to comply with the requirement to fully fund these reserve accounts and may not comply with the other financial covenants in the Loan Facility, therefore, the Company will seek additional waivers or amendments from the lenders as to the timing and amount of all of these funding requirements. If the Company is unable to fully fund the required reserve accounts, or is unable to comply with other financial covenants, and is not successful in obtaining suitable waivers or amendments, or a material adverse event occurs, it would result in an event of default, and the Loan Facility outstanding balance would become payable on demand. Being able to comply with the covenants, and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity.

Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. The Company has funded a cost overrun reserve account (Note 7), which is restricted to be used to fund potential cost overruns of the GK Mine up to September 30, 2017, and use of this account must be approved by the lenders. At September 30, 2017, the Company can use the remaining balance available in the restricted cost overrun account to fund a portion of the above reserve accounts. A cost to complete shortfall would exist if available funding remaining under the Loan Facility is less than the projected costs to completion and commercial production. Such shortfall would represent a cost overrun. If the lenders are satisfied that the cost overrun can be funded with amounts in the cost overrun reserve account then no event of default would have occurred, and the lenders would approve further drawdown against the Loan Facility. If the available resources under the Loan Facility plus the cost overrun reserve account were insufficient to fund the GK Mine to completion and commercial production, additional funding would be required and no amounts would be available to be drawn until the default was remedied.

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at June 30, 2017, the Company has drawn US$357 million or $462.8 million Canadian dollar equivalent from the Loan Facility, and has US$13 million or $16.9 million Canadian dollar equivalent of availability from the Loan Facility remaining, subject to approval by the lenders.

Total outstanding principal on loan facility	$462,815
Less: unamortized deferred financing	17,571
Total Loan Facility	$445,244
Less: current portion of loan facilty	90,618
Non-current loan facility	$354,626

The loan is carried at amortized cost on the consolidated balance sheet.

In accordance with the waiver from the lenders, the Company paid a US$6.5 million quarterly interest payment during the period from operating cash flows, rather than from the Loan Facility.

10.	net finance income (expenses)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Interest income	$206	$257	$422	$527
Accretion expense on decommissioning and restoration liability	(140)	(124)	(281)	(248)
Finance costs	(11,442)	(84)	(15,280)	(169)
	$(11,376)	$49	$(15,139)	$110

Finance costs include interest expense calculated using the effective interest method; adjusted for interest paid on interest rate swaps and foreign exchange on the interest paid and accrued. These financing costs, until the declaration of commercial production had been capitalized to assets under construction. Finance costs from March 1, 2017 to June 30, 2017, are included in the consolidated statements of comprehensive income (loss).

11.	SHAREHOLDERS’ EQUITY
i.	Authorized share capital

Unlimited common shares, without par value.

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at June 30, 2017 is 160,183,833. There are no shares issued but not fully paid.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

On June 21, 2016, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options qualified persons and employees of the Company to maximums identified in the Plan. As at June 30, 2017, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 16,018,383 shares, and there were 13,053,383 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table summarizes information about the stock options outstanding and exercisable:

	June 30, 2017		December 31, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of period	3,020,000	$ 4.68	3,100,000	$ 4.58
Granted during the period	100,000	5.86	200,000	6.66
Exercised during the period	(355,000)	4.44	(130,000)	3.72
Expired during the period	(135,000)	4.84	(150,000)	6.13
Balance at end of the period	2,630,000	$ 4.75	3,020,000	$ 4.68
Options exercisable at the end of the period	2,496,667	$ 4.70	2,920,000	$ 4.65

The fair values of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The stock options issued in 2017 vested 1/3 immediately, 1/3 vest on February 6, 2018 and 1/3 on February 6, 2019.

	June 30,	December 31,
	2017	2016
Exercise price	$5.86	$6.35 - $6.96
Expected volatility	31.03%	29.27% - 34.06%
Expected option life	5 years	2.5 - 5 years
Contractual option life	5 years	5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.11%	0.58% - 0.66%

During the six months ended June 30, 2017, 355,000 (December 31, 2016 - 130,000) stock options were exercised for proceeds of $1,577 (December 31, 2016 - $483). The aggregate market price of the common shares on the exercise dates was $2,316 (December 31, 2016 - $837).

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following tables reflect the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at June 30, 2017. The Black-Scholes values are measured at the grant date.

At June 30, 2017
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
March 10, 2018	$ 129	100,000	100,000	4.06
March 17, 2018	64	50,000	50,000	4.11
May 13, 2018	157	100,000	100,000	5.00
July 2, 2018	803	500,000	500,000	5.28
February 13, 2019	206	150,000	150,000	5.29
April 13, 2020	1,242	785,000	785,000	4.66
October 14, 2020	133	100,000	66,667	4.21
December 10, 2020	614	545,000	545,000	3.57
June 30, 2021	120	100,000	66,667	6.35
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	33,333	5.86
	$ 3,853	2,630,000	2,496,667	$4.75

The weighted average remaining contractual life of the options outstanding at June 30, 2017 is 2.52 years (December 31, 2016 - 2.73 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the period:

RSU	Number of units	Weighted average value
Balance at beginning of period	320,000	$ 6.48
Awards and payouts during the period (net):
RSUs awarded	25,000	3.90
RSUs vested and common shares issued	(10,000)	6.17
Balance, June 30, 2017	335,000	$ 6.30

As at June 30, 2017, no DSU awards have been granted.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The share-based payments recognized as an expense for the three and six months ended June 30, 2017 and 2016 are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Expense recognized in the period
for share-based payments	$ 365	$ 21	$ 773	$ 38

The share-based payment expense for the three and six months ended June 30, 2017 and 2016 is included in selling, general and administrative expenses.

iv.	Earnings (loss) per share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Numerator
Net income (loss) for the period	$7,554	$(352)	$5,410	$18,490

Denominator
For basic - weighted average number of shares outstanding	160,173,833	159,705,207	160,142,037	159,692,020
Effect of dilutive securities	406,227	–	561,934	381,681
For diluted - adjusted weighted average number of shares outstanding	160,580,060	159,705,207	160,703,971	160,073,701

Earnings (Loss) Per Share
Basic	$0.05	$(0.00)	$0.03	$0.12
Diluted	$0.05	$(0.00)	$0.03	$0.12

For the three months ended June 30, 2017, 2,558,773 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (three months ended June 30, 2016 - 2,950,000 stock options and 20,000 RSUs). For the six months ended June 30, 2017, 2,403,066 stock options were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (six months ended June 30, 2016 - 2,588,319 stock options).

v.	Shareholder rights plan

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the “Rights Plan”), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010. The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

12.	Selling, general and administrative expenses

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Consulting fees and payroll	$1,246	$307	$1,686	$596
Share-based payment expense	365	21	773	38
Selling and marketing	1,459	–	3,125	–
Depreciation	5	3	10	7
Office and administration	250	134	449	240
Professional fees	544	529	862	956
Promotion and investor relations	15	66	50	115
Director fees	82	–	232	90
Transfer agent and regulatory fees	71	86	219	198
Travel	79	58	138	132
	$4,116	$1,204	$7,544	$2,372

13.	FINANCIAL INSTRUMENTS

(a)	Derivative Liabilities

The Company entered into U.S. dollar interest rate swaps to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility (Note 9) and into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the GK Mine. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master Agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the interest rate swap and foreign currency forward strip contracts are recognized in net income or loss as gains or losses on derivatives.

Interest Rate Swap Contracts

On April 7, 2015, the Company entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The interest rate swaps terminate on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

The table below provides a summary of interest rate swap contracts outstanding as at June 30, 2017:

Period of Interest Rate Contracts	Notional Amount (USD)
July 1, 2017 to December 31, 2017	$ 277,500
January 1, 2018 to December 31, 2018	161,932
January 1, 2019 to December 31, 2019	41,996
January 1, 2020 to March 31, 2020	5,878

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,126 or US$175,667, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832 or US$43,131, with a weighted average price of $1.2713/US$1.

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at June 30, 2017, the Company has settled all foreign currency forward strip contracts as follows:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
January 1, 2017 to February 1, 2017	$ 10,547,404	$ 1.2447	$ 8,473,594

(b)	Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

	Carrying amount				Fair value
June 30, 2017	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash	$ -	$ 11,866	$ -	$ 11,866	$11,866	$ -	$ -	$ 11,866
Financial assets not measured at fair value
Amounts receivable	1,360	-	-	1,360
Restricted cash	-	89,504	-	89,504	89,504	-	-	89,504
	$ 1,360	$ 89,504	$ -	$ 90,864
Financial liabilities measures at fair value
Derivative liabilities	-	1,427	-	1,427	-	1,427	-	1,427
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	-	-	16,338	16,338
Loan facility	-	-	445,244	445,244	-	465,779	-	465,779
	$ -	$ -	$ 461,582	$ 461,582

	Carrying amount				Fair value
December 31, 2016	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash	$ -	$ 6,844	$ -	$ 6,844	$ 6,844	$ -	$ -	$ 6,844
Financial assets not measured at fair value
Amounts receivable	2,036	-	-	2,036
Restricted cash	-	83,878	-	83,878	83,878	-	-	83,878
	$ 2,036	$ 83,878	$ -	$ 85,914
Financial liabilities measures at fair value
Derivative liabilities	-	3,009	-	3,009	-	3,009	-	3,009
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	-	-	16,153	16,153
Loan facility	-	-	425,903	425,903	-	449,249	-	449,249
	$ -	$ -	$ 442,056	$ 442,056

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible.

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the Loan Facility is determined using a DCF model. This model uses the current market spread and is discounted using the risk-free rate plus a market spread.

Page | 23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

14.	Commitments

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$231	$463	$473	$434	$1,601
Gahcho Kué Diamond Mine commitments	3,760	–	–	–	3,760
Trade and other payables	16,338	–	–	–	16,338
Loan facility - Principal*	90,618	228,209	143,988	–	462,815
Loan facility - Interest	32,479	39,264	13,424	–	85,167
Sunk cost repayment - principal	–	24,383	–	–	24,383
Sunk cost repayment - interest	–	26,501	–	–	26,501
Interest Rate Swap Contracts:
Outflows (inflows)	1,356	147	–	–	1,503
	$144,782	$318,967	$157,885	$434	$622,068

*In accordance with the terms of the Loan Facility at March 31, 2017, the Company was subject to maintaining a cash call reserve account balance in the amount of approximately US$27.9 million. As of March 27, 2017, the lenders provided a waiver and the amount was to be funded by May 31, 2017. On May 31, 2017, the Company received an additional waiver extension to August 31, 2017. Under the terms of the Loan Facility Agreement, the Company is also required to fund reserve accounts estimated (Note 9) of US$100.1 million in September 2017, and additional amounts of US$50.9 million at December 31, 2017. At March 31, 2018, an estimated US$14.4 million of additional funding of the reserve accounts will be required.

15.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin (a corporation controlled by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Bottin, is a beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management. International Investment and Underwriting (“IIU”) is also a related party since it is controlled by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Bottin, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

Page | 24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2017

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The balances as at June 30, 2017 and December 31, 2016 were as follows:

	June 30,	December 31,
	2017	2016
Payable to the Operator of the GK Mine*	$182	$926
Payable to De Beers Canada Inc. for sunk cost repayment	47,721	–
Payable to International Investment and Underwriting	25	53
Payable to key management personnel	578	3

*included in accounts payable and accrued liabilities

The transactions for the three and six months ended June 30, 2017 and 2016 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
The total of the transactions:
Kennady Diamonds	$22	$22	$45	$45
International Investment and Underwriting	12	10	25	20
Remuneration to key management personnel	1,420	203	2,145	483
Sunk cost repayment to De Beers Canada Inc.	–	–	10,000	–
Pre-production sales to De Beers Canada Inc.	–	–	1,398	–
Diamonds purchased from De Beers Canada Inc.	5,260	–	8,524	–
Finance costs incurred from De Beers Canada Inc.	714	–	1,001	–
Management fee charged by the Operator of the GK Mine	1,038	748	2,076	3,113

The remuneration expense of directors and other members of key management personnel for the three and six months ended June 30, 2017 and 2016 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Consulting fees, director fees, bonus and other short-term benefits	$1,164	$182	$1,587	$445
Share-based payments	256	21	558	38
	$1,420	$203	$2,145	$483

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Page | 25